SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	Naspers Limited, Naspers announces pro forma financial effects of the capital raising, dated March 15, 2007	



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

NASPERS

Naspers Limited

(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
("Naspers" or the "group")

NASPERS ANNOUNCES PRO FORMA FINANCIAL EFFECTS OF THE CAPITAL RAISING

Further to completion of the US$1.0 billion capital raising (the "Capital Raising"), Naspers announces the pro forma financial effects of this transaction. Naspers has issued a total of 45.6 million new "N" ordinary shares (the "New "N" Shares"), including the exercise in full of the over-allotment option, at an offer price of ZAR163.00 per New "N" Share. This represents approximately 15.0 per cent of Naspers's issued "N" ordinary share capital prior to the Capital Raising (excluding treasury shares). Approximately 7.5 million New "N" Shares were issued pursuant to a Vendor Consideration Placement (under Section 5.62 of the JSE Listings Requirements) in relation to the acquisition of Mail.ru. The remaining 38.1 million New "N" Shares were issued by way of an issue of shares for cash in accordance with the terms of the general authority granted to the directors of Naspers at the annual general meeting of Naspers held on 25 August 2006. The JSE has granted approval for the New "N" Shares to be admitted to trading on the JSE.

The pro forma financial effects of the Capital Raising are set out below. The pro forma financial effects have been prepared for illustrative purposes only and in terms of the JSE Listings Requirements and therefore, due to their nature, may not truly reflect Naspers's financial condition or the effect on Naspers's future earnings. The directors of Naspers are responsible for the preparation of the pro forma financial effects.

Per Naspers "N" Share (In ZAR Cents, unless otherwise stated)	**Before Capital Raising** (1)	**After Capital Raising** (2)	**% Change**
Basic EPS			
EPS	284	245	(14)
HEPS	439	379	(14)
Fully diluted EPS			
EPS	268	233	(13)
HEPS	415	361	(13)
Core HEPS	450	389	(14)
NAV (3)	3 100	4 886	58
NTAV (3)	2 468	4 339	76
Number of "N" shares in issue ('000) (4)	291 355	336 955	16
Weighted average number of "N" shares in issue ('000) (4)	290 555	336 155	16
Fully diluted weighted average number of "N" shares in issue ('000) (4)	307 394	352 994	15

Notes:

(1) The information "Before Capital Raising" is based on published reviewed financial information for the six months ended 30 September 2006.

(2) The information "After Capital Raising" is based on the following assumptions: (i) the Capital Raising was implemented on 1 April 2006; (ii) the proceeds of the Capital Raising will be used to fund the group's investment strategy. In the interim, the funds will be deposited with various financial institutions and will earn interest income. However, no adjustments have been made for such interest earned on the proceeds of the Capital Raising, as required by the "Guide on Pro forma financial information" issued by the South African Institute of Chartered Accountants in September 2005; (iii) the effects of the BEE transactions (announced on 27 November 2006) and the Johncom transaction (announced on 14 November 2006) were excluded from the pro forma calculation.

(3) The NAV and NTAV per "N" ordinary share "After Capital Raising" is based on the assumption that the Capital Raising was implemented on 30 September 2006.

(4) Excluding treasury shares. In the Capital Raising, Naspers issued 45.6 million New "N" Shares at R163.00 per share.

Citigroup Global Markets Limited acted as sole global co-ordinator, bookrunner and stabilising manager in the Capital Raising.

15 March 2007

Disclaimer
Stabilisation / FSA

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        NASPERS LIMITED

Date: March 15, 2007 by

                        Name: Stephan J. Z. Pacak
                        Title: Director